Term Sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 135-I dated May 1, 2008	Term Sheet to Product Supplement No. 135-I Registration Statement No. 333-130051 Dated June 6, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due December 13, 2012

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 13, 2012*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to 285% of any appreciation and 50% of any depreciation of the U.S. Dollar relative to an equally weighted basket of four currencies over the term of the notes. Accordingly, the value of the Basket increases when the U.S. Dollar appreciates in value against the individual Basket Currencies. Investors should be willing to forgo interest payments while seeking full principal protection plus a likely positive return at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 135-I, supersede the terms set forth in product supplement no. 135-I. For purposes of these notes, the method of calculating the Basket Currency Return for each Basket Currency (as set forth under “Key Terms — Basket Currency Return” below) is different from the methodology set forth in the accompanying product supplement no. 135-I, which will result in different Basket Currency Returns than if they were calculated in the manner described in the accompanying product supplement no. 135-I.
  The notes are expected to price on or about June 10, 2008 and are expected to settle on or about June 13, 2008.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Basket Currency,” and together, the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. Dollar (the “Basket”)

Basket Currency Weights:	The following table sets forth the Basket Currencies, the Starting Spot Rate for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate†	Reuters Page	Percentage Weight of Basket

British Pound Sterling (GBP)†		WMRSPOT07	25%
European Union Euro (EUR)†		WMRSPOT05	25%
Swiss Franc (CHF)††		WMRSPOT07	25%
Japanese Yen (JPY)††		WMRSPOT12	25%

† The Starting Spot Rate for each of the British Pound Sterling and the European Union Euro will be equal to one divided by the amount of U.S. Dollars per applicable Basket Currency and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this term sheet.

†† The Starting Spot Rate for each of the Japanese Yen and the Swiss Franc will be equal to the amount of such Basket Currency per U.S. Dollar and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account either applicable intra-day trades or the rates displayed on the applicable Reuters page.

Reference Currency:	The U.S. Dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal:

(i) If the Ending Basket Level is greater than the Starting Basket Level, $1,000 x the Basket Return x the Upside Participation Rate.

(ii) If the Ending Basket Level is equal to or less than the Starting Basket Level, $1,000 x the Absolute Basket Return x the Downside Participation Rate.

Upside Participation Rate:	At least 285%. The actual Upside Participation Rate will be determined on the pricing date and will not be less than 285%.
Downside Participation Rate:	At least 50%. The Downside Participation Rate will be determined on the pricing date and will not be less than 50%.
Basket Return:	Ending Basket Level — Starting Basket Level Starting Basket Level
Absolute Basket Return:	Absolute value of the Basket Return. For example, if the Basket Return is -15%, the Absolute Basket Return will equal 15%.
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about June 9, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (GBP Return * 1/4) + (EUR Return * 1/4) + (CHF Return * 1/4) + (JPY Return * 1/4)]

The GBP Return, the EUR Return, the CHF Return and the JPY Return refer to the Basket Currency Return for the British Pound Sterling, the European Union Euro, the Swiss Franc and the Japanese Yen, respectively.

Basket Currency Return:	With respect to each Basket Currency
	1 -	Starting Spot Rate Ending Spot Rate
For more information on the calculation of the Basket Currency Return for each Basket Currency, see “Selected Purchase Considerations — Basket Currency Returns” on page TS-1 of this term sheet.
Observation Date:	December 10, 2012*
Maturity Date:	December 13, 2012*
CUSIP:	48123LAR5
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 135-I.

Investing in the Principal Protected Dual Directional Notes involves a number of risks. See “Risk Factors” beginning on page PS-17 of the accompanying product supplement no. 135-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 135-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 135-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $6.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. JPMSI may use a portion of that commission to pay selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $6.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-69 of the accompanying product supplement no. 135-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 6, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 135-I dated May 1, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 135-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 135-I dated May 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002370/e31452_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the British Pound Sterling, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England, (ii) with respect to the European Union Euro, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Frankfurt, Germany, (iii) with respect to the Swiss Franc, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Zurich, Switzerland, and (iv) with respect to the Japanese Yen, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Tokyo, Japan.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to either (1) if the Ending Basket Level is greater than the Starting Basket Level, $1,000 x the Basket Return x the Upside Participation Rate* or (2) if the Ending Basket Level is equal to or less than the Starting Basket Level, $1,000 x the Absolute Basket Return x the Downside Participation Rate*. See “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at maturity” for additional information.
  *The Upside Participation Rate and Downside Participation Rate will be determined on the pricing date and will not be less than 285% and 50%, respectively.
  BASKET CURRENCY RETURNS — Each of the GBP Return and EUR Return reflects the performances of the relevant Basket Currency, expressed as one minus a fraction, the numerator of which is the Starting Spot Rate of such Basket Currency and the denominator of which is the Ending Spot Rate of such Basket Currency. The Spot Rate of each of GBP and EUR on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page WMRSPOT07 (for the GBP Return) and page WMRSPOT05 (for the EUR Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Reference Currency per one unit of Basket Currency. Each of the JPY Return and the CHF Return reflects the performance of the relevant Basket Currency, expressed as one minus a fraction, the numerator of which is the Spot Rate of such Basket Currency in the interbank market on the pricing date, which we refer to as a Starting Spot Rate, and the denominator of which is the Spot Rate of such Basket Currency on the Observation Date, which we refer to as an Ending Spot Rate. The Spot Rate of each of JPY and CHF on a given date that falls after the pricing date is equal to the applicable amount reported by Reuters Group PLC on page WMRSPOT12 (for the JPY Return) and page WMRSPOT07 (for the CHF Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as the amount of Basket Currency per one unit of the Reference Currency. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 135-I.
  POTENTIAL FOR A POSITIVE RETURN AT MATURITY EVEN IF THE BASKET RETURN IS NEGATIVE — If the Ending Basket Level is less than the Starting Basket Level, then the Additional Amount will be calculated based on the Absolute Basket Return, which will always be a positive number. For example, if the Basket declined 15% from the Starting Basket Level to the Ending Basket Level, the Absolute Basket Return will equal 15%. Under these circumstances you will receive more than the principal amount of your notes at maturity, even though the Basket Return is negative.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate on a leveraged basis in potential increases in the value of the U.S. Dollar relative to each of the Basket Currencies, during the term of the notes. Accordingly, the value of the Basket increases when the U.S. Dollar appreciates in value against the individual Basket Currencies. The Basket derives its value from an equally weighted group of currencies consisting of the British Pound Sterling, the European Union Euro, the Swiss Franc and the Japanese Yen.

JPMorgan Structured Investments — Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of four Currencies Relative to the U.S. Dollar	TS-1
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 135-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on June 5, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 5.00%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.00%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 135-I dated May 1, 2008.

  CURRENCY MARKET RISK — The Basket Return will depend, in part, on the aggregate performance of the U.S. Dollar relative to each of the British Pound Sterling, the European Union Euro, the Swiss Franc and the Japanese Yen and, therefore, your notes will be exposed to currency exchange rate risk with respect to England, the European Union, Switzerland, Japan and the United States. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, decreases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser decreases or increases in the exchange rates of the remaining Basket Currencies. IF THE ENDING BASKET LEVEL IS LESS THAN THE STARTING BASKET LEVEL, YOU WILL RECEIVE A RETURN ON YOUR INVESTMENT THAT WILL NOT BE LESS THAN 50% OF THE ABSOLUTE BASKET RETURN.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Basket Currency Return for each Basket Currency is expressed as one minus a fraction equal to the Starting Spot Rate of such Basket Currency divided by the Ending Spot Rate of such Basket Currency, each Basket Currency Return will not equal or exceed 1 and in case the Ending Basket Level is greater than the Starting Basket Level, your payment at maturity is subject to an embedded maximum payment at maturity. In such a case the Basket Return will not equal or exceed 100% and, accordingly, the Additional Amount will not equal or exceed $2,850 per $1,000 principal amount note.
  WE HAVE NO CONTROL OVER EXCHANGE RATES — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.
  CHANGES IN THE VALUE OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the British Pound Sterling, the European Union Euro, the Swiss Franc and the Japanese Yen relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to England, the European Union, Switzerland, Japan and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the British Pound Sterling may be moderated, or more than offset by, lesser increases or decreases in the Spot Rate of the Japanese Yen.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing

JPMorgan Structured Investments — Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of four Currencies Relative to the U.S. Dollar	TS-2
  to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Currencies and the U.S. Dollar;
    the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    changes in correlation between the Basket Currency exchange rates;
    a variety of economic, financial, political and regulatory or judicial events;
    suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
    interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;
    the time remaining to the maturity of the notes; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from -80% to +80% and assumes an Upside Participation Rate of 285% and a Downside Participation Rate of 50%. The Upside Participation Rate will be determined on the pricing date and will not be less than 285%. The Downside Participation Rate will be determined on the pricing date and will not be less than 50%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Absolute Basket Return	Basket Return × Upside Participation Rate (285%)	Absolute Basket Return × Downside Participation Rate (50%)	Additional Amount		Principal		Payment at Maturity

180	80.0%	80.0%	228.00%	N/A	$2,280.00	+	$1,000	=	$3,280.00
170	70.0%	70.0%	199.50%	N/A	$1,995.00	+	$1,000	=	$2,995.00
160	60.0%	60.0%	171.00%	N/A	$1,710.00	+	$1,000	=	$2,710.00
150	50.0%	50.0%	142.50%	N/A	$1,425.00	+	$1,000	=	$2,425.00
140	40.0%	40.0%	114.00%	N/A	$1,140.00	+	$1,000	=	$2,140.00
130	30.0%	30.0%	85.50%	N/A	$855.00	+	$1,000	=	$1,855.00
120	20.0%	20.0%	57.00%	N/A	$570.00	+	$1,000	=	$1,570.00
115	15.0%	15.0%	42.75%	N/A	$427.50	+	$1,000	=	$1,427.50
110	10.0%	10.0%	28.50%	N/A	$285.00	+	$1,000	=	$1,285.00
100	0.0%	0.0%	0.0%	0.0%	$0.00	+	$1,000	=	$1,000.00
90	-10.0%	10.0%	N/A	5.00%	$50.00	+	$1,000	=	$1,050.00
80	-20.0%	20.0%	N/A	10.00%	$100.00	+	$1,000	=	$1,100.00
70	-30.0%	30.0%	N/A	15.00%	$150.00	+	$1,000	=	$1,150.00
60	-40.0%	40.0%	N/A	20.00%	$200.00	+	$1,000	=	$1,200.00
50	-50.0%	50.0%	N/A	25.00%	$250.00	+	$1,000	=	$1,250.00
40	-60.0%	60.0%	N/A	30.00%	$300.00	+	$1,000	=	$1,300.00
30	-70.0%	70.0%	N/A	35.00%	$350.00	+	$1,000	=	$1,350.00
20	-80.0%	80.0%	N/A	40.00%	$400.00	+	$1,000	=	$1,400.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $570 and the final payment at maturity is equal to $1,570 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 285%) = $1,570

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

JPMorgan Structured Investments — Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of four Currencies Relative to the U.S. Dollar	TS-3

$1,000 + ($1,000 x absolute value of [(60-100)/100] x 50%) = $1,200

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $285 and the final payment at maturity is equal to $1,285 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 285%) = $1,285

Example 4: The Ending Basket Level is 100. Because the Ending Basket Level of 100 is the same as the Starting Basket Level, the final payment at maturity is equal to $1,000 per $1,000 principal amount note.

Historical Information

The first four graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, in the case of the British Pound Sterling (GBP) and the European Union Euro (EUR), is the amount of U.S. dollars that can be exchanged for one unit of the applicable Basket Currency, and in the case of the Japanese Yen (JPY) and the Swiss Franc (CHF), is the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, and which, in each case, we refer to in this term sheet as the exchange rate) from January 3, 2003 through May 30, 2008. The exchange rates of the British Pound Sterling, the European Union Euro, the Swiss Franc and the Japanese Yen, at approximately 11:00 a.m., New York City time, on June 5, 2008, were 1.95470, 1.55365, 1.04105 and 106.115, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the U.S. Dollar appreciates in value against the individual Basket Currencies. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for the Japanese Yen and the Swiss Franc, as the amount of Basket Currency per one U.S. Dollar, which is largely consistent with the approach used to determine the conventional market quotation for each such Basket Currency set forth in the applicable graphs below and, for the British Pound Sterling and the European Union Euro, as one divided by the amount of U.S. dollars per one unit of Basket Currency, which is the inverse of the conventional market quotation for each such Basket Currency set forth in the applicable graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through May 30, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by, for the Japanese Yen and the Swiss Franc, the rates reported by Bloomberg Financial Markets and, for the British Pound Sterling and the European Union Euro, dividing one by the rates reported by Bloomberg Financial Markets, and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.

JPMorgan Structured Investments — Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of four Currencies Relative to the U.S. Dollar	TS-4

The Spot Rates of the British Pound Sterling, the European Union Euro, the Swiss Franc and the Japanese Yen, at approximately 11:00 a.m., New York City time, on May 30, 2008, were 0.51159, 0.643646, 1.04105 and 106.115, respectively, calculated in the manner set forth under “Key Terms — Basket Closing Level” on the cover of this term sheet (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in a payment at maturity in excess of $1,000 per $1,000 principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of four Currencies Relative to the U.S. Dollar	TS-5